EXHIBIT 99.1

Brookfield to Present at the RBC 2023 Global Financials Conference

BROOKFIELD, NEWS, March 03, 2023 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) today announced that Bruce Flatt, Chief Executive Officer, is scheduled to present at the RBC 2023 Global Financials Conference on Tuesday, March 7, 2023, at 8:15am ET.

A live webcast will be available on the Brookfield website at https://bn.brookfield.com/news-events/events. For those unable to join the live webcast, a recording will be available on Brookfield’s website shortly after the event.

About Brookfield Corporation

Brookfield Corporation (NYSE: BN, TSX: BN) is focused on deploying its capital on a value basis and compounding it over the long term. This capital is allocated across its three core pillars of asset management, insurance solutions and its operating businesses. Employing a disciplined investment approach, we leverage our deep expertise as an owner and operator of real assets, as well as the scale and flexibility of our capital, to create value and deliver strong risk-adjusted returns across market cycles. With significant capital underpinned by a conservatively capitalized balance sheet, Brookfield Corporation is well positioned to pursue significant opportunities for growth.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Sebastien Bouchard Tel: (416) 943-7937 Email: sebastien.bouchard@brookfield.com	Investor Relations: Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com